Exhibit 99.1

1700-700 West Pender Street Vancouver, BC V6C 1G8 Canada Tel: (604) 688-9368 Fax: (604) 688-9336 www.kobexminerals.com TSX-V: KXM ï NYSE-AMEX: KXM

NEWS RELEASE

Kobex Grants Options

Vancouver, BC – November 2, 2010 Kobex Minerals Inc. (the “Company”) (TSX.V:KXM, NYSE AMEX:KXM,) announces pursuant to the Company’s stock option plan, it has granted incentive stock options to directors, employees, and consultants of the Company for the purchase of a total of 745,000 common shares for a period of 5 years at a price of $0.96 per share.

For further information contact:
Kobex Minerals Inc.
Alfred Hills, President
Samuel Yik, Chief Financial Officer
Tel: 604-688-9368
Fax: 604-688-9336
investor@kobexminerals.com

On behalf of the Board of Directors
KOBEX MINERALS INC.

“Alfred Hills”
Alfred Hills
President and CEO

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.